December 13, 2007

Mark Cowan
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E. (Mail Stop 5-6)
Washington, D.C. 20549

ATTN: Document Control - Edgar

RE:   Post-Effective Amendment No. 46 on Form N-4
      RiverSource Variable Account 10 ("Registrant")
      File Nos. 333-79311 and 811-07355
      RiverSource Retirement Advisor Advantage Plus Variable Annuity RiverSource Retirement Advisor Select Plus Variable Annuity

Dear Mr. Cowan:

This letter is in response to Staff's comments received on or about December 4, 2007 for the above-referenced Post-Effective Amendment ("Template Filing") filed on or about October 15, 2007. Comments and responses for the Template Filing are outlined below.

COMMENT 1. The disclosure states on the first page that "As long as your withdrawals in each contract year do not exceed the allowed amount, you will not be assessed a withdrawal charge." Do you mean surrender charge, which is the term used on the following page (the terms used should also be consistent with those used in the fee table)?

RESPONSE: We have changed "withdrawal charge" to "surrender charge."

COMMENT 2. The previous prospectus disclosure indicated that an MVA charge may be applicable if an excess withdrawal is made. Is the MVA charge no longer applicable?

RESPONSE: The MVA charge may be applicable if an excess withdrawal is made and the following sentence is added:

     Market value adjustments, if applicable, will also be made (see the "Market Value Adjustment" provision in the prospectus).

COMMENT 3. With respect to the Elective Step Up under the original rider, a withdrawal taken prior to the third contract anniversary will be considered an excess withdrawal. Such a withdrawal will be considered an excess withdrawal subject to the GBA and RBA excess withdrawal processing discussed under the "Guaranteed Benefit Amount" and "Remaining Benefit Amount" headings. Will it also be subject to a surrender charge?

RESPONSE: If a withdrawal amount is greater than the Total Free Amount (TFA), then surrender charges would apply. This would apply to both the original and enhanced rider. We have added "and to surrender charges" to the sentence in question.

COMMENT 4. With respect to the Annual Step Up under the enhanced rider, please explain how it is determined whether the application of the step up will increase the rider charge.

RESPONSE: The explanation about increase of the rider fee when Annual Step Up is chosen is included in the "Withdrawal Benefit Rider Fee" section of the prospectus on page 37, and the following is stated:

     We reserve the right to change the fee for this rider up to maximum of 2.50%. However, any change to the rider fee will only apply to existing contract owners if:

          a) You choose the Annual Elective Step Up after we have exercised our rights to increase the rider charge;

This explanation is applicable to both the original and enhanced rider. The only difference is that for enhanced rider, if there would not be a fee increase, then the Step Up would be Automatic.

We have made the following revision (revision in italics):

     - If the application of the step up does not increase the rider charge (see the "Withdrawal Benefit Rider Fee" provision in the prospectus), the annual step up will be automatically applied to your contract and the step up date is the contract anniversary date.

     In addition to the comments listed above, Staff has requested that we make the following representations on behalf of the Registrant. In connection with the Post-Effective Amendment listed above, RiverSource Life Insurance Company, (the "Company") on behalf of the Registrant, hereby acknowledges the following:

     The disclosures in the filing are the responsibility of the Company and the Company is fully responsible for the adequacy and accuracy of the disclosures in this filing. The Company represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclosure the Commission from taking any action with respect to the filing, and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

Please note that a separate 485(b) (1) (vii) request will be submitted for the New York version of this product which is adding the same feature. If you have any questions concerning this filing, please contact me at (612) 678-0175, or Boba Selimovic at (612) 671-7449.

Sincerely,


/s/ Elisabeth A. Dahl
------------------------------------
Elisabeth A. Dahl
Counsel
RiverSource Life Insurance Company